Exhibit (a)(6)

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Immediate November 16, 2006
DICON FIBEROPTICS, INC.

ANNOUNCES COMMENCEMENT OF TENDER OFFER TO BUY

UP TO 30,900 SHARES OF ITS COMMON STOCK

RICHMOND, CALIFORNIA: DiCon Fiberoptics, Inc. announced today that it has commenced a tender offer to repurchase up to 30,900 shares of its common stock, which represents approximately 0.13 percent of its outstanding shares. Under the tender offer, DiCon Fiberoptics, Inc. shareholders will be given the opportunity to sell part or all of their shares with no commission to the Company at a price of $5.00 per share in cash. Management and the Board of Directors believe that this price is fair to our shareholders. The aggregate purchase price, if 30,900 shares are purchased, would be $154,500. The offer to purchase shares will expire at 9:00 p.m. California Time on December 15, 2006 unless extended by the Corporation.

Under the procedures for the Tender, shareholders may offer to sell all or a portion of the shares they own. Upon the expiration of the offer, all shares purchased in the offer will receive the same price. If the number of shares tendered is greater than 30,900 shares, the Company will first acquire shares held by persons who own of record fewer than 100 shares and then will acquire shares from tendering shareholders on a pro rata basis. This offer is not conditioned upon any minimum number of shares being tendered.

Ho-Shang Lee, DiCon’s President and Chief Executive Officer, stated, “DiCon Fiberoptics is making the tender offer because its Board of Directors believes that the purchase of shares pursuant to the offer will reduce the number of shareholders to fewer than 300. If there are fewer than 300 shareholders of record after the completion of this tender, we will deregister the Company’s common stock with the Securities and Exchange Commission. As a result, the Company would no longer be required to file periodic reports with the SEC, including, among other reports, Form 10-KSB and Form 10-QSB. Becoming a deregistered company will eliminate the substantial time and costs attendant to maintaining our status as a public reporting company.”

If this offer does not result in the reduction of the number of record shareholders necessary for the Company to deregister with the Commission, the Board of Directors will likely consider additional alternatives to achieve this result if it remains in the Company’s best interests.

DiCon Fiberoptics, Inc. designs and manufactures passive components, modules, Micro Electro-Mechanical Systems (“MEMS”) products, and test instruments for the fiberoptic communications industry, is based in Richmond, California.

Jean Lin, Stock Administrator, will be the Company’s Transfer Agent for the shares tendered. Questions to or requests for assistance may be directed to Jean Lin, Stock Administrator, at (510) 620-5352 or jlin@diconfiber.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DiCon Fiberoptics, Inc. common stock. The offer is made solely by the Offer to Purchase dated November 16, 2006 and the related Letter of Transmittal.